UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition year from              to
Commission File No. 1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brinker International, Inc.
3000 Olympus Blvd.
Dallas, Texas 75019

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	3
Notes to Financial Statements	4
Supplemental Schedules:*
Supplemental Schedule - Form 5500 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions - for the Year Ended December 31, 2022	9
Supplemental Schedule - Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2022	10
Signatures	11
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12
Exhibit 99 - Certification by Jason Landry, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Plan Administrator, and Savings Plan Administrative Committee of the
Brinker International 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2022 and Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/S/ WHITLEY PENN LLP
We have served as the Plan’s auditor since 2007.
Plano, Texas
May 25, 2023

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
ASSETS
Investments - at fair value (Note 3)	$322,331,269	$391,479,826
Receivables:
Employer contributions	222,306	137,193
Participants’ contributions	460,061	442,152
Notes receivable from participants	11,139,608	9,960,351
Total receivables	11,821,975	10,539,696
Net assets available for benefits	$334,153,244	$402,019,522
See accompanying Notes to Financial Statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
Additions (reductions) attributable to:
Contributions:
Participants	$23,006,840	$21,095,358
Rollovers	2,003,447	4,273,999
Employer	11,320,707	10,363,754
Total contributions	36,330,994	35,733,111
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(84,503,193)	24,327,682
Interest and dividends	14,378,086	20,271,466
Total investment (loss) income	(70,125,107)	44,599,148
Interest on notes receivable from participants	498,176	599,612
Total (reductions) additions	(33,295,937)	80,931,871
Deductions attributable to:
Benefits paid to participants	34,100,148	41,721,805
Administrative fees	470,193	459,052
Total deductions	34,570,341	42,180,857
Net (decrease) increase	(67,866,278)	38,751,014
Net assets available for benefits at beginning of year	402,019,522	363,268,508
Net assets available for benefits at end of year	$334,153,244	$402,019,522
See accompanying Notes to Financial Statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Brinker International (the “Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General
The Company originally adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. The Plan was amended and restated in its entirety effective June 4, 2021, primarily for the purpose of adopting a new pre-approved plan document as required by the Internal Revenue Service (“IRS”). During 2022, the Plan was amended to allow employees who were previously employed by certain franchisees whose restaurants were acquired by Brinker to become eligible for participation based on their service with the franchisee.
The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Workplace Services LLC (the “Recordkeeper”).
Eligibility
An employee may become a participant on the first of the month following the date the employee has both attained the age of twenty-one and completed 90 days of eligible service. Employees who were previously employed by certain franchisees whose restaurants were acquired by Brinker may become eligible for participation based on their service with the franchisee.
Leased employees, non-US citizens and union employees without specific contract provisions are not eligible to participate in the Plan.
Contributions
Contributions are subject to IRS limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis. Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the Internal Revenue Code (“IRC”). Participants may also roll over eligible amounts from other qualified retirement plans, as defined in the plan document, into the Plan.
The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the IRC. As a result of the 2021 amendment and restatement, discretionary employer contributions are no longer permitted.
Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Participants’ Accounts
Participant and Company matching contributions are invested in accordance with participants’ elections. Participants may invest in various instruments including money market funds, mutual funds and Brinker common stock. Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investments.
Vesting
Participants are immediately vested in both employee and employer matching contributions, rollover contributions and the earnings thereon.
Payment of Benefits
Distributions under the Plan may be made upon a participant’s death, disability, retirement or termination of employment. Actively employed participants may withdraw a portion of their vested account balance due to a financial hardship under certain circumstances as defined in the plan document and in accordance with IRS regulations. Actively employed participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria. Actively employed participants may withdraw all, or any portion, of the vested balance in their accounts after reaching age 59½. Benefit payments may be made in the form of a single lump sum payment, a direct rollover into an Individual Retirement Account or another qualified plan, or periodic payments, as applicable.
Forfeited Accounts
If a participant has terminated service and the Recordkeeper is unable to locate the participant or beneficiary to whom an account is distributable, then the Recordkeeper may move the unclaimed balance into the forfeiture account. Forfeited accounts for the years ended December 31, 2022 and 2021 were not significant.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2023 through 2037 as of December 31, 2022. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 8.00% as of December 31, 2022 and from 4.25% to 6.50% as of December 31, 2021. Principal and interest payments are made through bi-weekly payroll deductions.
Administrative Expenses
The Company shares the cost of administrative expenses related to the Plan with actively employed participants, except for transactional fees related to participant-directed actions on their account which are paid by the participant. Non-employee participants are responsible for the annual administration fees for their accounts.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s money market funds, mutual funds and Company common stock fund are stated at fair value using quoted market prices. Refer to Note 3 for additional disclosures.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.
Payment of Benefits
Benefits are recorded when paid.
Contributions
Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.
3. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date. Fair value measurements are categorized in three levels based on the types of significant inputs used, as follows:
•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – observable inputs available at the measurement date other than quote prices included in Level 1
•Level 3 – unobservable inputs that cannot be corroborated by observable market data
The methodologies used to measure the fair value of each major category of investments are as follows:
•Money market funds are valued based on the short-term cash component as of the measurement date and are classified within Level 1.
•Mutual funds are valued at the total market value of the underlying assets based upon the publicly quoted price of each fund multiplied by the respective number of shares held as of the measurement date and are classified within Level 1.
•Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and is classified within Level 1.
These methodologies were consistently applied as of December 31, 2022 and 2021.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
The following tables present the fair value of financial instruments as of December 31, 2022 and 2021 by type of asset. The Plan has no investments that are classified as Level 2 or Level 3 as of December 31, 2022 and 2021.

	As of December 31, 2022
	Fair value of assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market	$12,719,932	$12,719,932	$—	$—
Mutual funds	295,058,777	295,058,777	—	—
Brinker common stock fund	14,552,560	14,552,560	—	—
Total investments at fair value	$322,331,269	$322,331,269	$—	$—

	As of December 31, 2021
	Fair value of assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market	$11,173,356	$11,173,356	$—	$—
Mutual funds	365,276,815	365,276,815	—	—
Brinker common stock fund	15,029,655	15,029,655	—	—
Total investments at fair value	$391,479,826	$391,479,826	$—	$—
4. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments consist of money market and mutual funds managed by the Trustee, Fidelity Management Trust Company. As a result, these transactions qualify as party-in-interest transactions. The Plan also invests in common stock of Brinker. Transactions involving Brinker common stock qualify as party-in-interest and related-party transactions because Brinker is the sponsor of the Plan. All of these party-in-interest transactions are exempt from the prohibited transaction rules. Notes receivable from participants are also considered to be exempt party-in-interest transactions.
5. CONCENTRATION
At December 31, 2022 and 2021, the Brinker common stock fund approximated $14.6 million and $15.0 million, respectively, and represented approximately 4.5% and 3.8%, respectively, of the Plan’s total investments at fair value.
6. PLAN TERMINATION
Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.
7. INCOME TAX STATUS
In June 2021, the Plan was restated and adopted a pre-approved plan document. The sponsor of the pre-approved plan document received an opinion letter from the IRS dated June 30, 2020, stating that the form of the underlying pre-approved plan document is qualified under Section 401 of the IRC and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, and global events. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. Management further cautions that it is not possible to see all such factors, and financial statement users should not consider the identified factors as a complete list of all risks and uncertainties.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Total deductions per the Financial Statements at December 31, 2021 to Form 5500:

Total deductions per the Financial Statements	$42,180,857
Add: Excess contributions paid to participants	2,305,128
Total expenses per the Form 5500	$44,485,985
The reconciling item noted above is due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s Financial Statements. There were no reconciliation items at December 31, 2022.
10. SUBSEQUENT EVENTS
In preparing the accompanying Financial Statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through May 25, 2023, the date the Financial Statements were available for issuance.

EIN: 75-2354902
PLAN # 001
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Form 5500 Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

☐	$—	$2,738	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

EIN: 75-2354902
PLAN # 001
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Form 5500 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
Money market:
*	Fidelity Investments Money Market Government Portfolio-Class I	12,719,932 shares		$12,719,932
Mutual funds:
*	Fidelity Contrafund K6	2,370,216 shares		39,890,741
*	Fidelity 500 Index Fund	222,302 shares		29,592,893
	American Funds 2040 Target Date Retirement Fund Class R-6	1,700,691 shares		27,228,070
	American Funds 2035 Target Date Retirement Fund Class R-6	1,581,130 shares		24,570,765
	American Funds 2045 Target Date Retirement Fund Class R-6	1,357,877 shares		22,146,980
	Neuberger Berman Genesis Fund Class R6	395,934 shares		21,542,773
	American Funds 2030 Target Date Retirement Fund Class R-6	1,352,975 shares		19,739,902
	American Funds 2050 Target Date Retirement Fund Class R-6	1,204,940 shares		19,194,693
	American Funds EuroPacific Growth Fund Class R-6	260,703 shares		12,782,282
	American Beacon Large Cap Value Fund R5 Class	534,562 shares		12,770,698
	American Funds 2055 Target Date Retirement Fund Class R-6	625,353 shares		12,488,295
	PIMCO Total Return Fund Institutional Class	1,386,641 shares		11,730,979
*	Fidelity Small Cap Growth K6 Fund	863,836 shares		10,910,243
	American Funds 2025 Target Date Retirement Fund Class R-6	748,094 shares		10,121,710
	American Funds 2060 Target Date Retirement Fund Class R-6	416,469 shares		5,618,160
*	Fidelity Extended Market Index Fund	63,353 shares		3,992,530
	American Funds 2015 Target Date Retirement Fund Class R-6	269,044 shares		3,040,200
	Vanguard Inflation-Protected Securities Fund Admiral Shares	130,301 shares		3,016,459
	American Funds 2020 Target Date Retirement Fund Class R-6	242,254 shares		2,960,346
*	Fidelity Total International Index Fund	146,888 shares		1,720,058
				295,058,777
*	Brinker Common Stock Fund	455,984 shares		14,552,560
*	Participant Loans	Interest rates from 4.25% to 8.00% and maturity dates from 2023 through 2037	$—	11,139,608
Total				$333,470,877
 *    Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Date:	May 25, 2023	By:	/S/ JASON LANDRY
Jason Landry,
Plan Administrator